UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

BLACKROCK MUNIYIELD QUALITY FUND II, INC.

(Name of Issuer)

VARIABLE RATE MUNI TERM PREFERRED SHARES

(Title of Class of Securities)

09254G702

(CUSIP Number)

Michael Lees

JPMorgan Chase & Co.

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09254G702

1.	Names of Reporting Persons JPMorgan Chase & Co. 13-2624428
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With;	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 786
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 786

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) HC, CO

SCHEDULE 13D

CUSIP No. 09254G702

1.	Names of Reporting Persons DNT Asset Trust 06-1516670
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 786
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 786

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) OO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the purchase of 786 Series W-7 Variable Rate Muni Term Preferred Shares (CUSIP No. 09254G702) (“VMTP Shares”) of BlackRock MuniYield Quality Fund II, Inc. (the “Issuer” or the “Company”). This Statement is being filed by the Reporting Persons (as defined below) as a result of the sale of the VMTP Shares to DNT (as defined below). The Issuer’s principal executive offices are located at 100 Bellevue Parkway Wilmington, Delaware 19809.

Item 2	Identity and Background

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	JPMorgan Chase & Co. (“JPMorgan”)

ii.	DNT Asset Trust (“DNT”)

This Statement relates to the VMTP Shares that were purchased for the account of DNT.

The address of the principal business office of JPMorgan is:

383 Madison Avenue

New York, New York 10179

The address of the principal business office of DNT is:

383 Madison Avenue

New York, New York 10179

JPMorgan is a corporation organized under the laws of the State of Delaware. DNT is a statutory trust governed by the laws of the State of Delaware.

JPMorgan and its subsidiaries provide diversified global financial services and products. The principal business of DNT is to make and manage investments related to its capital, including without limitation, its investment in the securities of the Issuer.

Information with respect to the directors and officers of JPMorgan Chase and the trustees and executive officers of DNT (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons to purchase the securities reported herein was approximately $78,600,000. The source of funds was other funds of the Reporting Persons.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

Item 4	Purpose of the Transaction

DNT has purchased the VMTP Shares for investment purposes. DNT acquired the VMTP Shares directly from the Company pursuant to the Variable Rate Muni Term Preferred Shares Purchase Agreement dated December 20, 2023, between the Company and DNT (the “Purchase Agreement”) on their initial issuance for a purchase price of $78,600,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5	Interest in Securities of the Issuer

(a) - (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VMTP Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Item 4 are incorporated herein by reference. With respect to the VMTP Shares owned by DNT, on December 20, 2023 DNT assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated December 20, 2023, among DNT, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. as voting consultant (the “Voting Consultant”). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by DNT. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. DNT has the right to cause the Company to register the VMTP Shares pursuant to a Registration Rights Agreement, dated December 20, 2023 between the Company and DNT.

Item 7	Material to be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Voting Trust Agreement dated December 20, 2023

99.3	Variable Rate Muni Term Preferred Shares Purchase Agreement dated December 20, 2023

99.4	Registration Rights Agreement, dated December 20, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2024

JPMORGAN CHASE & CO.

By:	/s/ Michael Lees
Name:	Michael Lees
Title:	Executive Director

DNT ASSET TRUST

By:	/s/ Timothy Bittel
Name:	Timothy Bittel
Title:	Authorized Officer

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Voting Trust Agreement dated December 20, 2023

99.3	Variable Rate Muni Term Preferred Shares Purchase Agreement dated December 20, 2023

99.4	Registration Rights Agreement, dated December 20, 2023

SCHEDULE A

Set forth below is the name and present principal occupation or employment of each director and officer of JPMorgan Chase & Co. and each operating trustee of DNT Asset Trust. The business address of each of the directors, executive officers and investment committee members is c/o JPMorgan Chase & Co, 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Peter L. Scher is 875 15th Street N.W, Washington, DC 20005; and the business address for Brian A. Bessey, Ana Capella Gomez-Acebo, Gerard J. Murphy, and Marie A. Nourie is 277 Park Avenue, New York, NY 10172.

Name	JPMorgan Chase & Co. Directors and Executive Officers Present Principal Occupation or Employment	Citizenship

Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States

Stephen B. Burke	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of NBCUniversal, LLC	United States

Todd A. Combs	Director of JPMorgan Chase & Co. and President and Chief Executive Officer of GEICO and Investment Officer at Berkshire Hathaway Inc.	United States

Alicia Boler Davis	Director of JPMorgan Chase & Co. and Chief Executive Officer of Alto Pharmacy, LLC	United States

James Dimon	Director of JPMorgan Chase & Co. and Chairman of the Board and Chief Executive Officer	United States

Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG International	United States

Alex Gorsky	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Johnson & Johnson	United States

Mellody Hobson	Director of JPMorgan Chase & Co. and Co-Chief Executive Officer and President of Ariel Investments, LLC	United States

Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital	United States

Phebe N. Novakovic	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of General Dynamics	United States

Virginia M. Rometty	Director of JPMorgan Chase & Co. and Retired Executive Chairman, President and Chief Executive Officer of IBM	United States

Ashley Bacon	Chief Risk Officer	United Kingdom

Jeremy Barnum	Chief Financial Officer	United States

Lori A. Beer	Chief Information Officer	United States

Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States

Stacey Friedman	General Counsel	United States

Marianne Lake	Co-Chief Executive Officer of Consumer & Community Banking	United States

Robin Leopold	Head of Human Resources	United States

Douglas B. Petno	Chief Executive Officer of Commercial Banking	United States

Jennifer A. Piepszak	Co-Chief Executive Officer of Consumer & Community Banking	United States

Daniel E. Pinto	President & Chief Operating Officer, Chief Executive Officer of the Corporate & Investment Bank	Argentina

Peter L. Scher	Vice Chairman	United States

DNT ASSET TRUST

Operating Trustees

Name and Title	Occupation or Employment	Citizenship

Gerard J. Murphy, CB Operating Trustee	Managing Director and Industry Executive, Commercial Banking JPMorgan Chase & Co.	United States

Kartik Misra, CIB/Global Rates Operating Trustee	Executive Director, Corporate & Investment Bank Global Rates & Rates Exotics JPMorgan Chase & Co.	India

Timothy Alfred Self, CIB/Public Finance Operating Trustee	Managing Director, Corporate & Investment Bank Public Finance JPMorgan Chase & Co.	United Kingdom

SCHEDULE B

On September 29, 2020, JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”) announced that the Firm has entered into agreements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC) and the U.S. Securities & Exchange Commission (SEC) to resolve investigations into historical trading practices by former employees in the precious metals and U.S. treasuries markets, and related conduct between 2008 and 2016. In connection with the agreements, the Firm will pay a total of approximately $920 million and has entered into a deferred prosecution agreement (DPA) with the DOJ. The DPA will expire after three years so long as the Firm and its subsidiaries, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, fully comply with their respective obligations under the DPA. The agreements fully resolve investigations by the DOJ, CFTC and SEC facing the Firm on these matters.

In addition to the above matters, the Firm and its subsidiaries are defendants or putative defendants in numerous legal proceedings, including private civil litigations and regulatory/government investigations. The litigations range from individual actions involving a single plaintiff to class action lawsuits with potentially millions of class members. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation, and involve each of the Firm’s lines of business and geographies and a wide variety of claims (including common law tort and contract claims and statutory antitrust, securities and consumer protection claims), some of which present novel legal theories. Based on current knowledge, the Firm believes it has asserted meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings, intends to defend itself vigorously in all such matters and does not believe that any pending legal proceeding would have a material effect on the Firm’s’ performance of the services contemplated. For further discussion, please refer to JPMorgan Chase’s publicly-filed disclosures, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC and other regulatory reports, which descriptions are hereby incorporated by reference.